

July 7, 2011

<u>Via E-mail</u>
Mr. Barry Wattenberg
Chief Executive Officer
Potash America, Inc.
200 South Virginia Street, 8th Floor
Reno, NV 89501

 Re: **Potash America, Inc.**
 Form 8-K
 Filed June 17, 2011
 File No. 333-150775

Dear Mr. Wattenberg:

 We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed June 17, 2011</u>

1. We note your response to our oral comment issued on June 24, 2011. Please provide an expanded factual analysis of your belief that you are not a shell company as defined by Rule 405 of the Securities Act. Your response should take into account that a shell company is a registrant who has no or nominal operations and either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents, or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. We note that per your response dated June 28, 2011 and your Form 10-K filed June 29, 2011, you do not appear to have any current operations and you have no full-time employees, no revenue and a limited amount of cash.

Mr. Barry Wattenberg
Potash America, Inc.
July 7, 2011
Page 2

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Jessica Plowgian, Attorney-Adviser, at 202-551-3367 or Paul Fischer, Attorney-Adviser at 202-551-3415 with any other questions.

                                Sincerely,

                                /s/ Larry Spirgel

                                Larry Spirgel
                                Assistant Director